May 15, 2025

Cris Keirn
Chief Executive Officer
Turtle Beach Corporation
15822 Bernardo Center Drive, Suite 105
San Diego, California 92127

       Re: Turtle Beach Corporation
           Registration Statement on Form S-3
           Filed May 12, 2025
           File No. 333-287173
Dear Cris Keirn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Stephen M. Leitzell